UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 108th Ave NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Exhibit 99.1 to this report on Form 6-K shall be deemed to be filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-218631 and File No. 333-251323) and Registration Statement on Form F-3 (File No. 333- 259359) and to be a part of each thereof from the date on which said exhibit is filed with this report, to the extent not superseded by documents subsequently filed or furnished.

On December 31, 2021, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1
Press release dated December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy International Partners Inc.
(Registrant)

Date: January 3, 2022	By:	/s/ Erik Mickels
Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer